iShares Staked Ethereum Trust ETF (ETHB)
Ethereum staking explained

The iShares Trusts are not investment companies registered under the Investment Company Act of 1940, and therefore are not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940.

What is Ethereum?

Ethereum is a programmable blockchain that serves as infrastructure for a wide range of applications, including stablecoins, tokenized assets, and decentralized financial services. Ethereum's native token, ether (ETH), is used to pay transaction fees for activity on the platform and is the second-largest cryptocurrency by market capitalization after bitcoin.

What is staking?

Cryptocurrency staking is a way for people to help maintain a blockchain network and potentially earn rewards for doing so. Staking plays a crucial role in how transactions are recorded and how the blockchain continues to operate securely without a central authority overseeing it.

How does Ethereum staking work?

The Ethereum blockchain is secured by a "proof of stake" consensus mechanism, which requires participants to lock up ether (ETH) for the right to serve as a validator on the network and earn rewards. These rewards are paid in the form of more ETH, issued programmatically by the network, allowing staking participants to earn more ETH on their holdings..

Introducing ETHB:

ETHB is designed for investors looking for exposure to Ethereum's native token, ether, with the potential for staking income through the convenience of an exchange-traded product.

Why an ETP? Why ETHB?

Through an ETP, investors can gain ETH exposure through a traditional brokerage account and participate in Ethereum staking without the need to operate validator infrastructure or interact directly with the underlying protocol.

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iShares by BlackRock

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The iShares Staked Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Trust.

Investing in digital assets involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on their acceptance. Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network's ability to grow and respond to challenges Investing in the Trust comes with risks that could impact the Trust's share value, including large-scale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets and, consequently, would impact their value. There can be no assurance that security procedures designed to protect the Trust's assets will actually work as designed or prove to be successful in safeguarding the Trust's assets against all possible sources of theft, loss or damage.

The amount of ether represented by shares of the Trust will decrease over the life of the Trust due to sales of ether necessary to pay the sponsor's fee and trust expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The liquidation of the Trust may occur at a time when the disposition of the Trust's ether will result in losses to investors. The value of the shares of the Trust will be adversely affected if ether owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. Smart contracts, including those relating to decentralized finance applications, are a new technology and their ongoing development and operation may result in problems, which could reduce the demand for ether or cause a wider loss of confidence in the Ethereum network, either of which could have an adverse impact on the value of ether.

Staking introduces a risk of loss of ether, which could adversely affect the value of the Shares. Staking includes an activation, exit, and withdrawal process. During each stage of the process, the Trust's staked ether cannot be sold or transferred, thereby making it illiquid for the period it is being staked. The Ethereum protocol limits validator activations and exits per epoch, so only a controlled amount of staked ETH can turnover during each period. During periods of elevated validator demand, the activation queue may extend for days, weeks, or months. While queued for activation, the Trust's ether will not accrue rewards. The staked ether will also not accrue rewards during the withdrawal period. At each step in the staking process, staked ether may also be exposed to risks such as security breaches, smart contract vulnerabilities, and validator or custodian failure or compromise, any of which could result in a complete loss of the staked ether or associated rewards. There is no guarantee that the Trust will receive any rewards with respect to staked ether.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the Trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

The iShares Staked Ethereum Trust ETF (the "Trust") is not sponsored, endorsed, issued, sold or promoted by Stiftung Ethereum (the "Ethereum Foundation"), nor does the Ethereum Foundation make any representation regarding the advisability of investing in the Trust. BlackRock is not affiliated with the Ethereum Foundation. Ethereum Marks are owned by the Ethereum Foundation, used under license.

This information should not be relied upon as research, investment advice, or a recommendation regarding any products, strategies, or any security in particular. This material is strictly for illustrative, educational, or informational purposes and is subject to change.